UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

IDEX CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-10235
(State or other jurisdiction	(Commission file number)
of incorporation)
3100 Sanders Road, Suite 301
Northbrook, Illinois 60062
(Address of principal executive offices, including zip code)

William Grogan - (847) 498-7070
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, IDEX Corporation (the “Company”) has undertaken efforts to determine our conflict minerals(1) reporting requirements for the period from January 1 to December 31, 2021.

The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at https://www.idexcorp.com/about-idex/corporate-social-responsibility/.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - IDEX Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2021.

(1) The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IDEX CORPORATION

	By:	/s/ WILLIAM K. GROGAN
William K. Grogan
Senior Vice President and Chief Financial Officer
May 31, 2022

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the year ended December 31, 2021.